HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended September 30, 2019 and 2018

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018
Revenues
Distribution (includes related party revenues of $70 and $209 (2018 - $68 and $205) for the three and nine months ended September 30, respectively) (Note 23)	1,140	1,103	3,490	3,284
Transmission (includes related party revenues of $441 and $1,225 (2018 - $475 and $1,296) for the three and nine months ended September 30, respectively) (Note 23)	444	495	1,247	1,346
	1,584	1,598	4,737	4,630

Costs
Purchased power (includes related party costs of $301 and $1,116 (2018 - $324 and $1,089) for the three and nine months ended September 30, respectively) (Note 23)	737	733	2,197	2,158
Operation, maintenance and administration (Note 23)	249	260	762	762
Depreciation, amortization and asset removal costs (Note 5)	217	211	646	615
	1,203	1,204	3,605	3,535

Income before financing charges and income taxes	381	394	1,132	1,095
Financing charges (Note 6)	118	109	344	311

Income before income taxes	263	285	788	784
Income tax expense (Note 7)	14	50	48	128
Net income	249	235	740	656

Other comprehensive income (loss)	—	2	(1)	2
Comprehensive income	249	237	739	658

Net income attributable to:
Noncontrolling interest	1	1	4	4
Preferred shareholder	—	3	2	7
Common shareholder	248	231	734	645
	249	235	740	656

Comprehensive income attributable to:
Noncontrolling interest	1	1	4	4
Preferred shareholder	—	3	2	7
Common shareholder	248	233	733	647
	249	237	739	658

Earnings per common share (Note 21)
Basic	$1,744	$1,624	$5,160	$4,535
Diluted	$1,744	$1,624	$5,160	$4,535

Dividends per common share declared (Note 20)	$0	$0	$7	$42

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At September 30, 2019 and December 31, 2018

(millions of Canadian dollars)	September 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	19	492
Accounts receivable (Note 8)	617	625
Due from related parties (Note 23)	345	324
Other current assets (Note 9)	114	99
	1,095	1,540

Property, plant and equipment (Note 10)	21,084	20,605
Other long-term assets:
Regulatory assets (Note 11)	1,939	1,721
Deferred income tax assets	723	964
Intangible assets (net of accumulated amortization - $495; 2018 - $445)	436	409
Goodwill	325	325
Other assets (Note 12)	27	5
	3,450	3,424
Total assets	25,629	25,569

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	519	1,252
Long-term debt payable within one year (Notes 15, 16)	1,153	731
Accounts payable and other current liabilities (Note 13)	1,030	936
Due to related parties (Note 23)	10	129
	2,712	3,048

Long-term liabilities:
Long-term debt (includes $851 measured at fair value; 2018 - $845) (Notes 15, 16)	10,825	9,978
Regulatory liabilities (Note 11)	220	326
Deferred income tax liabilities	60	55
Other long-term liabilities (Note 14)	2,190	2,164
	13,295	12,523
Total liabilities	16,007	15,571

Contingencies and Commitments (Notes 25, 26)
Subsequent Events (Note 28)

Preferred shares (Note 19)	—	486
Noncontrolling interest subject to redemption	20	21

Equity
Common shares (Note 19)	3,681	4,312
Retained earnings	5,870	5,137
Accumulated other comprehensive loss	(8)	(7)
Hydro One shareholder’s equity	9,543	9,442

Noncontrolling interest	59	49
Total equity	9,602	9,491
	25,629	25,569
See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended September 30, 2019 and 2018

Nine months ended September 30, 2019 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2019	4,312	5,137	(7)	9,442	49	9,491
Net income	—	736	—	736	3	739
Other comprehensive income (loss)	—	—	(1)	(1)	—	(1)
Distributions to noncontrolling interest	—	—	—	—	(5)	(5)
Contributions from sale of noncontrolling interest (Note 4)	—	—	—	—	12	12
Dividends on preferred shares	—	(2)	—	(2)	—	(2)
Dividends on common shares	—	(1)	—	(1)	—	(1)
Return of stated capital	(631)	—	—	(631)	—	(631)
September 30, 2019	3,681	5,870	(8)	9,543	59	9,602

Nine months ended September 30, 2018 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2018	4,856	5,183	(9)	10,030	50	10,080
Net income	—	652	—	652	3	655
Other comprehensive income	—	—	2	2	—	2
Distributions to noncontrolling interest	—	—	—	—	(4)	(4)
Dividends on preferred shares	—	(7)	—	(7)	—	(7)
Dividends on common shares	—	(6)	—	(6)	—	(6)
Return of stated capital	(405)	—	—	(405)	—	(405)
September 30, 2018	4,451	5,822	(7)	10,266	49	10,315
See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and nine months ended September 30, 2019 and 2018

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2019	2018	2019	2018
Operating activities
Net income	249	235	740	656
Environmental expenditures	(5)	(7)	(21)	(17)
Adjustments for non-cash items:
Depreciation and amortization (Note 5)	190	186	570	544
Regulatory assets and liabilities	22	(29)	(151)	(32)
Deferred income taxes	4	46	23	109
Other	3	3	8	9
Changes in non-cash balances related to operations (Note 24)	173	74	9	(68)
Net cash from operating activities	636	508	1,178	1,201

Financing activities
Long-term debt issued	—	—	1,500	1,400
Long-term debt repaid	—	—	(229)	(1)
Short-term notes issued	520	445	2,942	2,987
Short-term notes repaid	(599)	(1,049)	(3,675)	(3,469)
Return of stated capital	(146)	(140)	(631)	(405)
Preferred shares redeemed	—	—	(486)	—
Dividends paid	—	(3)	(3)	(13)
Distributions paid to noncontrolling interest	(1)	(1)	(7)	(6)
Contributions received from sale of noncontrolling interest (Note 4)	12	—	12	—
Change in bank indebtedness	(1)	—	—	(3)
Costs to obtain financing	—	—	(8)	(6)
Net cash from (used in) financing activities	(215)	(748)	(585)	484

Investing activities
Capital expenditures (Note 24)
Property, plant and equipment	(389)	(367)	(1,006)	(1,022)
Intangible assets	(21)	(25)	(69)	(61)
Capital contributions received	—	—	3	—
Other	8	1	6	8
Net cash used in investing activities	(402)	(391)	(1,066)	(1,075)

Net change in cash and cash equivalents	19	(631)	(473)	610
Cash and cash equivalents, beginning of period	—	1,241	492	—
Cash and cash equivalents, end of period	19	610	19	610

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and nine months ended September 30, 2019 and 2018

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 75% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). (See Note 4 - Business Combinations). Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).
Transmission
On March 7, 2019, the Ontario Energy Board (OEB) issued a decision on its reconsideration of its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirement dated September 28, 2017 (Original Decision) with respect to the rate-setting treatment of the benefits of the deferred tax asset resulting from the transition from the payments in lieu of tax regime under the Electricity Act 1998 (Ontario) to tax payments under the federal and provincial tax regimes which occurred when Hydro One Limited became a public company listed on the Toronto Stock Exchange. See Note 11 - Regulatory Assets and Liabilities for additional information. On October 26, 2018, Hydro One filed a one-year inflation-based application with the OEB for 2019 transmission revenue requirement. On April 25, 2019, the OEB issued its decision on Hydro One Networks’ 2019 transmission rate application, and set the revenue index at 1.4% on a final basis effective May 1, 2019.
On November 23, 2018, B2M LP filed a revised 2019 revenue requirement with the OEB using the updated cost of capital parameters. On December 20, 2018, the OEB issued its decision approving the requested 2019 revenue requirement of $33 million, effective January 1, 2019.
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB Mergers Acquisitions Amalgamations and Divestitures (MAAD) decision dated October 13, 2016. In July 2018, HOSSM filed a 2019 application for permission to include a revenue cap escalator index, which would allow for inflationary increases to its previously approved revenue requirement. On June 20, 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework.
On September 26, 2019, the OEB approved NRLP’s request to establish a deferral account to record NRLP’s 2019 revenue requirement prior to its inclusion in the Uniform Transmission Rates.
Distribution
In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates. On March 7, 2019, the OEB rendered its decision on the distribution rates application. In accordance with the OEB decision, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements. See Note 11 - Regulatory Assets and Liabilities for additional information.
On November 5, 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 1.8% effective May 1, 2019. On February 11, 2019, the OEB issued a draft decision approving the requested increase, which was later finalized on March 28, 2019.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation
These unaudited condensed interim Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States Generally Accepted Accounting Principles (US GAAP) for interim financial statements and in Canadian dollars.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

The accounting policies applied are consistent with those outlined in Hydro One's annual audited amended consolidated financial statements for the year ended December 31, 2018, with the exception of the adoption of new accounting standards as described below and in Note 3 - New Accounting Pronouncements. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited 2018 amended consolidated financial statements.
Leases
Effective January 1, 2019, the Company adopted Accounting Standards Codification (ASC) 842 - Leases using the modified retrospective transition approach using the effective date of January 1, 2019, as its date of initial application. In the Company's transition to ASC 842, the Company elected the package of practical expedients and the land easement practical expedient. As a result, there was a $24 million impact to the Consolidated Balance Sheet and no adjustments were made to prior period reported financial statement amounts. There was no material impact to the Consolidated Statement of Operations and Comprehensive Income. On adoption, the Company did not identify any finance leases.
At the commencement date of a lease, the minimum lease payments are discounted and recognized as a lease obligation. Discount rates used correspond to the Company's incremental borrowing rates. Renewal options are assessed for their likelihood of being exercised and are included in the measurement of the lease obligation when it is reasonably certain they will be exercised. The Company does not recognize leases with a term of less than 12 months. A corresponding Right-of-Use (ROU) asset is recognized at the commencement date of a lease. The ROU asset is measured as the lease obligation adjusted for any lease payments made and/or any lease incentives and initial direct costs incurred. ROU assets are included in other long-term assets, and corresponding lease obligations are included in other current liabilities and other long-term liabilities on the Consolidated Balance Sheets.
Subsequent to the commencement date, the lease expense recognized at each reporting period is the total remaining lease payments over the remaining lease term. Lease obligations are measured as the present value of the remaining unpaid lease payments using the discount rate established at commencement date. The amortization of the ROU assets are calculated as the difference between the lease expense and the accretion of interest, which is calculated on the effective interest method. Lease modifications and impairments are assessed at each reporting period to assess the need for a re-measurement of the lease obligations or ROU assets.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present ASCs and Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 842	February 2016 - January 2019
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.
January 1, 2019
Hydro One adopted ASC 842 on January 1, 2019 using the modified retrospective transition approach using the effective date of January 1, 2019 as its date of initial application. See Note 2 to the financial statements for impact of adoption. The Company has included the disclosure requirements of ASC 842 for interim periods in Note 18 to the financial statements.

ASU 2017-12	August 2017
Amendments will better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results.
			January 1, 2019	No impact upon adoption
ASU 2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	No impact upon adoption
ASU 2018-15	August 2018
The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.
			January 1, 2020	Hydro One early-adopted this ASU on April 1, 2019. The ASU was applied prospectively and there was no material impact upon adoption.

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 will not be applicable in the adoption of ASC 842.
			January 1, 2020	Under assessment
ASU 2019-04	April 2019
This amendment clarifies, corrects and improves several aspects of the guidance under Topic 326 Financial Instruments - Credit Losses, Topic 815 Derivatives and Hedging and Topic 825 Financial Instruments.
			January 1, 2020	Under assessment
ASU 2019-05	May 2019
The amendments in this update provide entities with an option to irrevocably elect the fair value option to be applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326.
			January 1, 2020	Under assessment
4.    BUSINESS COMBINATIONS
NRLP
In 2018, Hydro One entered into an agreement with the First Nations Partners, wherein a noncontrolling equity interest in Hydro One’s limited partnership, NRLP, would be made available for purchase at fair value by the First Nations Partners. On September 19, 2018, NRLP was formed to own and operate a new 230 kV transmission line (Niagara Line) in the Niagara region. The Niagara Line enables generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas. Hydro One Networks maintains and operates the Niagara Line in accordance with an operation and management services agreement. On September 12, 2019, the OEB granted NRLP a transmission licence and granted Hydro One Networks leave to sell the applicable Niagara Line assets to NRLP.
On September 18, 2019, the applicable Niagara Line assets were transferred from Hydro One Networks to NRLP for $119 million. This was financed with 60% debt ($71 million) and 40% equity ($48 million). The cash payment of $71 million was financed by debt sourced by NRLP from a Hydro One subsidiary, and the $48 million equity comprised of partnership units issued by NRLP to Hydro One Networks. Subsequently, on the same date, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1% equity interest in NRLP partnership units, respectively, for total consideration of $12 million, representing the fair value of the equity interest acquired. The Mississaugas of the Credit First Nation has an option to purchase an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks at a price based on the book value of the Niagara Line assets on the date the option is exercised. This option is available for up to six months and is subject to certain conditions.
NRLP is fully consolidated in these Consolidated Financial Statements as it is controlled by Hydro One. The First Nations Partners' 25.1% noncontrolling interest in NRLP is classified within equity. Net income attributable to the First Nations Partners' noncontrolling interest for the period from September 18, 2019 to September 30, 2019 was not significant.
5.     DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2019	2018	2019	2018
Depreciation of property, plant and equipment	165	161	489	476
Amortization of intangible assets	20	18	60	51
Amortization of regulatory assets	5	7	21	17
Depreciation and amortization	190	186	570	544
Asset removal costs	27	25	76	71
	217	211	646	615

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

6.    FINANCING CHARGES

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2019	2018	2019	2018
Interest on long-term debt	124	118	358	332
Interest on short-term notes	2	2	14	9
Other	5	3	14	10
Less: Interest capitalized on construction and development in progress	(12)	(14)	(36)	(40)
Interest earned on cash and cash equivalents	(1)	—	(6)	—
	118	109	344	311
7.     INCOME TAXES
As a rate-regulated utility company, the Company’s effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

	Nine months ended September 30
(millions of dollars)	2019	2018

Income before income taxes	788	784
Income taxes at statutory rate of 26.5% (2018 - 26.5%)	209	208

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(70)	(40)
Overheads capitalized for accounting but deducted for tax purposes	(14)	(12)
Pension and post-retirement benefit contributions in excess of expense	(13)	(6)
Interest capitalized for accounting but deducted for tax purposes	(9)	(11)
Environmental expenditures	(5)	(5)
Other	(5)	(9)
Net temporary differences	(116)	(83)
Incremental tax deductions from deferred tax asset sharing[2]	(47)	—
Net permanent differences	2	3
Total income tax expense	48	128

Effective income tax rate	6.1%	16.3%
1 Included in current period’s amount is the accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028, as introduced in the 2019 federal and Ontario budgets and enacted in the second quarter of 2019.
2 Incremental tax deductions from deferred tax sharing represents the OEB’s prescribed allocation to ratepayers of the net deferred tax asset that originated from the transition from the payments in lieu of tax regime under the Electricity Act 1998 (Ontario) to tax payments under the federal and provincial tax regime.
8.    ACCOUNTS RECEIVABLE

(millions of dollars)	September 30, 2019	December 31, 2018
Accounts receivable - billed	297	289
Accounts receivable - unbilled	339	357
Accounts receivable, gross	636	646
Allowance for doubtful accounts	(19)	(21)
Accounts receivable, net	617	625
The following table shows the movements in the allowance for doubtful accounts for the nine months ended September 30, 2019 and the year ended December 31, 2018:

(millions of dollars)	Nine months ended September 30, 2019	Year ended December 31, 2018
Allowance for doubtful accounts - beginning	(21)	(29)
Write-offs	12	25
Additions to allowance for doubtful accounts	(10)	(17)
Allowance for doubtful accounts - ending	(19)	(21)

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

9.     OTHER CURRENT ASSETS

(millions of dollars)	September 30, 2019	December 31, 2018
Regulatory assets (Note 11)	48	42
Prepaid expenses and other assets	45	37
Materials and supplies	21	20
	114	99
10.    PROPERTY, PLANT AND EQUIPMENT

(millions of dollars)	September 30, 2019	December 31, 2018
Property, plant and equipment	31,031	30,300
Less: accumulated depreciation	(11,224)	(10,782)
	19,807	19,518
Construction in progress	1,125	932
Future use land, components and spares	152	155
	21,084	20,605
11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

(millions of dollars)	September 30, 2019	December 31, 2018
Regulatory assets:
Deferred income tax regulatory asset	1,048	908
Pension benefit regulatory asset	536	547
Environmental	147	165
Foregone revenue deferral	82	—
Post-retirement and post-employment benefits - non-service cost	64	39
Stock-based compensation	41	43
Pension cost differential	22	—
Debt premium	18	22
Conservation and Demand Management (CDM) deferral variance	3	—
Distribution system code exemption	—	10
Other	26	29
Total regulatory assets	1,987	1,763
Less: current portion	(48)	(42)
	1,939	1,721

Regulatory liabilities:
Post-retirement and post-employment benefits	130	130
Distribution rate riders	52	6
Green Energy expenditure variance	34	52
Tax rule changes variance	30	5
Pension cost differential	15	55
Deferred income tax regulatory liability	5	86
External revenue variance	4	26
Retail settlement variance account	—	39
Other	9	18
Total regulatory liabilities	279	417
Less: current portion	(59)	(91)
	220	326
Deferred Income Tax Regulatory Asset and Liability
Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018 regulated accounting, the Company’s income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates.
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision). In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One Limited shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its reconsideration decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. The regulatory balances relating to deferred tax asset sharing will continue to decrease as the tax savings are shared with ratepayers. Notwithstanding the recognition of the effects of the decision in the financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's deferred tax benefit decision. The appeal is scheduled to be heard on November 21, 2019.
Foregone Revenue Deferral
The foregone revenue deferral account is primarily made up of the difference between revenue earned based on distribution rates approved by the OEB in Hydro One Networks' 2018-2022 distribution rates application, effective May 1, 2018, and revenue earned under the interim rates until the approved 2018 and 2019 rates were implemented on July 1, 2019. The balance of this account is being recovered from ratepayers over an 18-month period ending December 31, 2020. The foregone revenue deferral account also records the difference between revenue earned based on transmission rates approved by the OEB in Hydro One Networks' 2019 transmission rate application, effective May 1, 2019, and the revenue earned under the interim rates until the approved 2019 rates were implemented on July 1, 2019. The balance of this account is being recovered from ratepayers over a 6-month period ending December 31, 2019. The 2019 revenue requirement related to NRLP (see Note 1 - Description of the Business and Note 4 - Business Combinations) is also recorded in this account.
Post-Retirement and Post-Employment Benefits - Non-Service Cost
Hydro One applied to the OEB for a regulatory asset account to record the components other than service costs relating to its post-retirement and post-employment benefits that would have previously been capitalized to property, plant and equipment and intangible assets prior to adoption of ASU 2017-07. In May 2018 and March 2019, the OEB approved the regulatory asset account for Hydro One Networks' Transmission Business and Distribution Business, respectively. Hydro One has recorded the components other than service costs relating to its post-retirement and post-employment benefits that would have been capitalized to property, plant and equipment and intangible assets, in the Post-Retirement and Post-Employment Benefits - Non-Service Cost regulatory asset.
Pension Cost Differential
Variances between the pension cost recognized and the cost embedded in rates as part of the rate-setting process for Hydro One Networks' transmission and distribution businesses are recognized as a regulatory asset or regulatory liability, as the case may be. As part of its March 2019 decision on Hydro One Networks' 2018-2022 distribution rates, the OEB denied Hydro One's request to recover pension costs. On March 26, 2019, Hydro One filed a Motion to Review and Vary to the OEB and on April 5, 2019, an appeal to the Ontario Divisional Court was filed in respect to the recovery of pension contributions. The Company's position in the aforementioned motion and appeal is that the OEB made errors in its decision to disallow the recovery of Hydro One's pension contributions. Therefore, the Company has reflected the impact of this position in Hydro One Networks' distribution Pension Cost Differential regulatory account. The appeal is being held in abeyance pending the outcome of the motion.
Distribution Rate Riders
In March 2019, as part of its decision on Hydro One Networks' distribution rates application for 2018-2022, the OEB approved the disposition of certain deferral and variance accounts which were accumulated in a 2019-2020 Rate Rider. The Distribution Rate Riders balance includes the 2019-2020 Rate Rider, where amounts are currently being disposed of over an 18-month period ending December 31, 2020, and the 2015-2017 Rate Rider balance, representing over-collected amounts to be returned to ratepayers in a future rate application.

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

Tax Rule Changes Variance
Subsequent to the 2019 federal and Ontario budgets (budgets) being enacted in the second quarter of 2019, Hydro One recorded the revenue requirement impact of accelerated depreciation rules in the tax rule changes variance account which gave rise to regulatory liabilities to be refunded to ratepayers in the future. The budgets provided certain time-limited investment incentives permitting Hydro One to deduct accelerated capital cost allowance of up to three times the first-year rate for capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028.
12.    OTHER LONG-TERM ASSETS

(millions of dollars)	September 30, 2019	December 31, 2018
ROU assets (Note 18)	19	—
Other	8	5
	27	5
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(millions of dollars)	September 30, 2019	December 31, 2018
Accounts payable	168	171
Accrued liabilities	652	578
Accrued interest	142	96
Regulatory liabilities (Note 11)	59	91
Lease obligations (Note 18)	9	—
	1,030	936
14.    OTHER LONG-TERM LIABILITIES

(millions of dollars)	September 30, 2019	December 31, 2018
Post-retirement and post-employment benefit liability (Note 17)	1,456	1,406
Pension benefit liability (Note 17)	536	547
Environmental liabilities	120	139
Lease obligations (Note 18)	12	—
Due to related parties (Note 23)	38	41
Long-term accounts payable	7	11
Asset retirement obligations	10	10
Other liabilities	11	10
	2,190	2,164
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $2.3 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s committed revolving credit facilities totalling $2.3 billion (Operating Credit Facilities). On June 3, 2019, the maturity date for the Operating Credit Facilities was extended from 2022 to 2024. At September 30, 2019, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the credit facilities for working capital and general corporate purposes. If used, interest on the credit facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

Long-Term Debt
The following table presents long-term debt outstanding at September 30, 2019 and December 31, 2018:

(millions of dollars)	September 30, 2019	December 31, 2018
Hydro One long-term debt (a)	11,845	10,573
HOSSM long-term debt (b)	163	168
	12,008	10,741
Add: Net unamortized debt premiums	12	13
Add: Unrealized mark-to-market loss (gain)[1]	1	(5)
Less: Unamortized deferred debt issuance costs	(43)	(40)
Total long-term debt	11,978	10,709

Less: Long-term debt payable within one year	(1,153)	(731)
	10,825	9,978
1 The unrealized mark-to-market net loss of $1 million (December 31, 2018 - $5 million net gain) relates to $50 million of the Series 33 notes due 2020, $500 million Series 37 notes due 2019, and $300 million Series 39 notes due 2021. The unrealized mark-to-market net loss is offset by a $1 million unrealized mark-to-market net gain (December 31, 2018 - $5 million net loss) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.
(a) Hydro One long-term debt
At September 30, 2019, long-term debt of $11,845 million (December 31, 2018 - $10,573 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At September 30, 2019, $1.1 billion remained available for issuance until April 2020.
During the nine months ended September 30, 2019, Hydro One issued long-term debt totalling $1.5 billion (2018 - $1.4 billion), all in the second quarter, under its MTN Program as follows:
•$700 million Series 42 notes with a maturity date of April 5, 2024 and a coupon rate of 2.54%;
•$550 million Series 43 notes with a maturity date of April 5, 2029 and a coupon rate of 3.02%; and
•$250 million Series 44 notes with a maturity date of April 5, 2050 and a coupon rate of 3.64%.
During the nine months ended September 30, 2019, $228 million of long-term debt was repaid (2018 - $nil), all in the second quarter, under the MTN Program.
(b) HOSSM long-term debt
At September 30, 2019, HOSSM long-term debt of $163 million (December 31, 2018 - $168 million), with a principal amount of $142 million (December 31, 2018 - $143 million) was outstanding. During the three and nine months ended September 30, 2019 and 2018, no long-term debt was issued, and $1 million (2018 - $1 million) of long-term debt was repaid, all in the second quarter.
Principal and Interest Payments
At September 30, 2019, principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	1,153	486	2.3
Year 2	803	459	2.1
Year 3	603	436	3.2
Year 4	133	426	6.1
Year 5	700	419	2.5
	3,392	2,226	2.6
Years 6-10	1,400	1,915	2.9
Thereafter	7,195	4,266	5.0
	11,987	8,407	4.1

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At September 30, 2019 and December 31, 2018, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019		December 31, 2018
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$50 million of MTN Series 33 notes	50	50	49	49
$500 million MTN Series 37 notes	499	499	495	495
$300 million MTN Series 39 notes	302	302	301	301
Other notes and debentures	11,127	13,219	9,864	10,820
Long-term debt, including current portion	11,978	14,070	10,709	11,665
Fair Value Measurements of Derivative Instruments
At September 30, 2019, Hydro One had interest-rate swaps with a total notional amount of $850 million (December 31, 2018 - $850 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 7% (December 31, 2018 - 8%) of its total long-term debt. At September 30, 2019, Hydro One had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt;

•
two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt; and

•	a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.
At September 30, 2019 and December 31, 2018, the Company had no interest-rate swaps classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at September 30, 2019 and December 31, 2018 is as follows:

September 30, 2019 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments - fair value hedges (interest-rate swaps)	2	2	—	2	—
	2	2	—	2	—

Liabilities:
Long-term debt, including current portion	11,978	14,070	—	14,070	—
Derivative instruments - fair value hedges (interest-rate swaps)	1	1	—	1	—
	11,979	14,071	—	14,071	—

December 31, 2018 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	10,709	11,665	—	11,665	—
Derivative instruments - fair value hedges (interest-rate swaps)	5	5	—	5	—
	10,714	11,670	—	11,670	—
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the nine months ended September 30, 2019 and the year ended December 31, 2018.

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a material decrease in Hydro One’s net income for the three and nine months ended September 30, 2019 and 2018.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and nine months ended September 30, 2019 and 2018 was not material.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At September 30, 2019 and December 31, 2018, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At September 30, 2019 and December 31, 2018, there was no material accounts receivable balance due from any single customer.
At September 30, 2019, the Company’s provision for bad debts was $19 million (December 31, 2018 - $21 million). Adjustments and write-offs are determined on the basis of a review of overdue accounts, taking into consideration historical experience. At September 30, 2019, approximately 6% (December 31, 2018 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At September 30, 2019 and December 31, 2018, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At September 30, 2019, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the Commercial Paper Program, Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.
17.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
Estimated annual Pension Plan contributions for the years 2019, 2020, 2021, 2022, 2023 and 2024 are approximately $66 million, $66 million, $65 million, $64 million, $64 million and $64 million, respectively. The most recent actuarial valuation was performed effective December 31, 2018 and filed on September 30, 2019. The next actuarial valuation will be performed no later than effective December 31, 2021. Employer contributions during the nine months ended September 30, 2019 were $42 million (2018 - $37 million).

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

The following tables provide the components of the net periodic benefit costs for the three and nine months ended September 30, 2019 and 2018:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended September 30 (millions of dollars)	2019	2018	2019	2018
Current service cost	36	44	14	12
Interest cost	76	71	15	13
Expected return on plan assets, net of expenses[1]	(116)	(117)	—	—
Amortization of actuarial losses	14	21	—	1
Net periodic benefit costs	10	19	29	26

Charged to results of operations[2]	7	6	12	12

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Nine months ended September 30 (millions of dollars)	2019	2018	2019	2018
Current service cost	109	132	42	36
Interest cost	227	212	45	41
Expected return on plan assets, net of expenses[1]	(347)	(350)	—	—
Amortization of actuarial losses	42	63	1	2
Net periodic benefit costs	31	57	88	79

Charged to results of operations[2]	20	16	34	32

[1]	The expected long-term rate of return on pension plan assets for the year ending December 31, 2019 is 6.5% (2018 - 6.5%).

[2]
The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and nine months ended September 30, 2019, pension costs of $19 million (2018 - $14 million) and $51 million (2018 - $38 million), respectively, were attributed to labour, of which $7 million (2018 - $6 million) and $20 million (2018 - $16 million), respectively, was charged to operations, $4 million (2018 - $nil) and $13 million (2018 - $nil), respectively, was recorded as regulatory assets, and $8 million (2018 - $8 million) and $18 million (2018 - $22 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.

18.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions. These leases have typical terms of between three and five years with renewal options of additional three to five year terms at prevailing market rates at the time of extension. Renewal options are included in the lease term when their exercise is reasonably certain.
Other information related to the Company's operating leases was as follows:

	Three months ended September 30	Nine months ended September 30
(millions of dollars)	2019	2019
Lease expense	2	6
Lease payments made	1	4

September 30, 2019
Weighted-average remaining lease term		4
Weighted-average discount rate		2.9%
At September 30, 2019, future minimum operating lease payments were as follows:

(millions of dollars)
Remainder of 2019	2
2020	11
2021	4
2022	1
2023	1
2024	1
Thereafter	3
Total undiscounted minimum lease payments	23
Less: discounting minimum lease payments to present value	(2)
Total discounted minimum lease payments	21

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

At December 31, 2018, future minimum operating lease payments were as follows:

(millions of dollars)
2019	6
2020	10
2021	4
2022	1
2023	1
Thereafter	3
Total undiscounted minimum lease payments	25
Hydro One presents its ROU assets and lease obligations on the Consolidated Balance Sheets as follows:

(millions of dollars)	September 30, 2019
Other long-term assets (Note 12)	19
Accounts payable and other current liabilities (Note 13)	9
Other long-term liabilities (Note 14)	12
19.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At September 30, 2019, the Company had 142,239 common shares issued and outstanding (December 31, 2018 - 142,239).
During the three and nine months ended September 30, 2019, a return of stated capital in the amount of $146 million (2018 - $140 million) and $631 million was paid (2018 - $405 million), respectively.
The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At September 30, 2019 and December 31, 2018, two series of preferred shares were authorized for issuance: Class A preferred shares and Class B preferred shares.
On January 24, 2019, the Company redeemed 485,870 Class B preferred shares totalling $486 million. At September 30, 2019, the Company had no Class B preferred shares (December 31, 2018 - 485,870) and no Class A preferred shares (December 31, 2018 - nil) issued and outstanding.
20.     DIVIDENDS
During the three months ended September 30, 2019, no preferred share dividends (2018 - $3 million) and no common share dividends (2018 - $nil) were declared and paid.
During the nine months ended September 30, 2019, preferred share dividends in the amount of $2 million (2018 - $7 million) and common share dividends in the amount of $1 million (2018 - $6 million) were declared and paid.
21.    EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share (EPS) is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the three and nine months ended September 30, 2019 was 142,239 (2018 - 142,239). There were no dilutive securities during the three and nine months ended September 30, 2019 or 2018.

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

22.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One Limited has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and nine months ended September 30, 2019 and 2018 is presented below:

Three months ended September 30			Nine months ended September 30
(number of share grants)	2019	2018	2019	2018
Share grants outstanding - beginning	3,703,745	4,264,675	4,159,439	4,737,783
Vested and issued[1]	—	—	(455,694)	(473,108)
Share grants outstanding - ending	3,703,745	4,264,675	3,703,745	4,264,675
1 On April 1, 2019, Hydro One Limited issued from treasury 455,694 common shares to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Units (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and nine months ended September 30, 2019 and 2018 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2019	2018	2019	2018
DSUs outstanding - beginning	41,813	243,660	46,697	187,090
Granted	5,624	10,764	24,755	67,334
Settled	—	—	(24,015)	—
DSUs outstanding - ending	47,437	254,424	47,437	254,424
At September 30, 2019, a liability of $1 million (December 31, 2018 - $1 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited common shares of $24.49 (December 31, 2018 - $20.25) and was included in other liabilities on the Consolidated Balance Sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and nine months ended September 30, 2019 and 2018 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2019	2018	2019	2018
DSUs outstanding - beginning	52,497	101,710	104,041	63,760
Granted	524	1,193	24,459	39,143
Settled	—	—	(75,479)	—
DSUs outstanding - ending	53,021	102,903	53,021	102,903
At September 30, 2019, a liability of $1 million (December 31, 2018 - $2 million) related to outstanding DSUs has been recorded at the closing price of Hydro One Limited common shares of $24.49 (December 31, 2018 - $20.25) and was included in other liabilities on the Consolidated Balance Sheets.

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and nine months ended September 30, 2019 and 2018 is presented below:

	PSUs		RSUs
Three months ended September 30 (number of units)	2019	2018	2019	2018
Units outstanding - beginning	301,340	835,810	340,730	688,670
Granted	—	4,320	—	3,160
Vested and issued	(345)	—	(1,639)	—
Forfeited	(131,545)	(1,630)	(68,501)	(5,160)
Settled	—	(238,030)	—	(158,310)
Units outstanding - ending[1]	169,450	600,470	270,590	528,360

	PSUs		RSUs
Nine months ended September 30 (number of units)	2019	2018	2019	2018
Units outstanding - beginning	594,470	425,120	432,780	388,140
Granted	—	438,470	—	338,480
Vested and issued	(76,383)	—	(23,395)	(13,470)
Forfeited	(146,727)	(25,090)	(80,175)	(26,480)
Settled	(201,910)	(238,030)	(58,620)	(158,310)
Units outstanding - ending[1]	169,450	600,470	270,590	528,360
1 Units outstanding at September 30, 2019 include 7,740 PSUs and 96,330 RSUs that may be settled in cash if certain conditions are met. At September 30, 2019, a liability of $2 million has been recorded with respect to these awards and is included in accrued liabilities on the Consolidated Balance Sheet.
No awards were granted during the three and nine months ended September 30, 2019. The fair value of awards granted during the three and nine months ended September 30, 2018 was $nil and $16 million, respectively. During the three and nine months ended September 30, 2019, the Company recognized a credit of $1 million and an expense of $8 million (2018 - $7 million and $12 million), respectively, related to the PSU and RSU awards. Amounts recognized in 2019 were affected by the reversal in the third quarter of 2019 of approximately $3 million of previously recognized compensation expense to reflect forfeitures of PSUs and RSUs in the third quarter of 2019.
At September 30, 2019, $12 million (December 31, 2018 - $20 million) payable to Hydro One Limited relating to PSU and RSU awards was included in due to related parties on the Consolidated Balance Sheets.
Stock Options
A summary of stock options activity during the three and nine months ended September 30, 2019 and 2018 is presented below:

Three months ended September 30			Nine months ended September 30
(number of stock options)	2019	2018	2019	2018
Stock options outstanding - beginning	820,130	1,450,880	949,910	—
Granted	—	—	—	1,450,880
Exercised	—	—	(129,780)	—
Forfeited	(243,840)	(500,970)	(243,840)	(500,970)
Stock options outstanding - ending[1]	576,290	949,910	576,290	949,910
1 During the nine months ended September 30, 2019, 706,070 stock options have vested, of which 129,780 were exercised. At September 30, 2019, no stock options remain non-vested.
At September 30, 2019, the unrecognized compensation expense related to stock options not yet vested was $nil (December 31, 2018 - $1 million).
At September 30, 2019, $1 million (December 31, 2018 - $1 million) payable to Hydro One Limited relating to Stock Options awards was included in due to related parties on the Consolidated Balance Sheets.

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

23.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.3% ownership at September 30, 2019. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom Inc. (Hydro One Telecom), and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited.

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2019	2018	2019	2018
IESO	Power purchased	301	321	1,110	1,079
	Revenues for transmission services	439	474	1,222	1,293
	Amounts related to electricity rebates	137	113	379	353
	Distribution revenues related to rural rate protection	60	59	178	177
	Distribution revenues related to the supply of electricity to remote northern communities	8	8	26	24
	Funding received related to CDM programs	5	11	28	33
OPG	Power purchased	—	2	5	8
	Revenues related to provision of services and supply of electricity	3	1	6	5
	Costs related to the purchase of services	—	—	1	—
OEFC	Power purchased from power contracts administered by the OEFC	—	1	1	2
OEB	OEB fees	3	2	7	6
Hydro One Limited	Return of stated capital	146	140	631	405
	Dividends paid	—	—	1	6
	Stock-based compensation costs	—	11	8	23
	Cost recovery for services provided	3	4	10	11
Hydro One Telecom	Services received – costs expensed	5	6	16	18
	Revenues for services provided	1	1	2	2
2587264 Ontario Inc.	Preferred shares redeemed	—	—	486	—
	Dividends paid	—	3	2	7
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash.
24.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2019	2018	2019	2018
Accounts receivable	(19)	(6)	5	50
Due from related parties	75	(19)	(21)	(169)
Other assets	14	5	(10)	1
Accounts payable	35	22	(4)	(13)
Accrued liabilities	26	3	75	75
Due to related parties	(4)	29	(108)	(60)
Accrued interest	38	32	46	31
Long-term accounts payable and other liabilities	—	2	1	—
Post-retirement and post-employment benefit liability	8	6	25	17
	173	74	9	(68)

19

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2019 and 2018. The reconciling items include net change in accruals and capitalized depreciation.

	Three months ended September 30, 2019			Nine months ended September 30, 2019
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(398)	(24)	(422)	(1,028)	(71)	(1,099)
Reconciling items	9	3	12	22	2	24
Cash outflow for capital expenditures	(389)	(21)	(410)	(1,006)	(69)	(1,075)

	Three months ended September 30, 2018			Nine months ended September 30, 2018
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(371)	(28)	(399)	(1,041)	(61)	(1,102)
Reconciling items	4	3	7	19	—	19
Cash outflow for capital expenditures	(367)	(25)	(392)	(1,022)	(61)	(1,083)
Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2019	2018	2019	2018
Net interest paid	90	90	326	309
Income taxes paid	1	—	17	10
25.    CONTINGENCIES
Legal Proceedings
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Hydro One, Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. were defendants in a class action suit commenced in 2015 in which the representative plaintiff was seeking up to $125 million in damages related to allegations of improper billing practices. In March 2019, the plaintiff’s application for leave to appeal the lower court’s refusal to certify the lawsuit as a class action was denied by the Ontario Court of Appeal, which means that the lawsuit has effectively ended.
26.     COMMITMENTS
The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter:

September 30, 2019 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements[1]	126	53	5	2	3	14
Long-term software/meter agreement	21	9	1	2	1	2
Operating lease commitments	10	6	3	2	1	7

[1]	In September 2019, the agreements with Inergi LP for finance and accounting, and pay operations services were extended to December 31, 2020.

20

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next 5 years and thereafter:

September 30, 2019 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	2,300	—
Letters of credit[2]	161	5	—	—	—	—
Guarantees[3]	325	—	—	—	—	—

[1]	On June 3, 2019, the maturity date for the Operating Credit Facilities was extended to 2024.
2 Letters of credit consist of a $155 million letter of credit related to retirement compensation arrangements, $5 million in letters of credit to satisfy debt service reserve requirements, a $3 million letter of credit provided to the IESO for prudential support, and $3 million in letters of credit for various operating purposes.
3 Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
27.    SEGMENTED REPORTING
Hydro One has three reportable segments:

•
The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Three months ended September 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	444	1,140	—	1,584
Purchased power	—	737	—	737
Operation, maintenance and administration	100	148	1	249
Depreciation and amortization	115	102	—	217
Income (loss) before financing charges and income taxes	229	153	(1)	381

Capital investments	276	146	—	422

Three months ended September 30, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	495	1,103	—	1,598
Purchased power	—	733	—	733
Operation, maintenance and administration	100	151	9	260
Depreciation and amortization	111	100	—	211
Income (loss) before financing charges and income taxes	284	119	(9)	394

Capital investments	261	138	—	399

Nine months ended September 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,247	3,490	—	4,737
Purchased power	—	2,197	—	2,197
Operation, maintenance and administration	307	451	4	762
Depreciation and amortization	342	304	—	646
Income (loss) before financing charges and income taxes	598	538	(4)	1,132

Capital investments	724	375	—	1,099

21

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2019 and 2018

Nine months ended September 30, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,346	3,284	—	4,630
Purchased power	—	2,158	—	2,158
Operation, maintenance and administration	307	439	16	762
Depreciation and amortization	321	294	—	615
Income (loss) before financing charges and income taxes	718	393	(16)	1,095

Capital investments	693	409	—	1,102
Total Assets by Segment:

(millions of dollars)	September 30, 2019	December 31, 2018
Transmission	14,367	13,877
Distribution	9,326	9,277
Other	1,936	2,415
Total assets	25,629	25,569
Total Goodwill by Segment:

(millions of dollars)	September 30, 2019	December 31, 2018
Transmission	157	157
Distribution	168	168
Total goodwill	325	325
All revenues, assets and costs, as the case may be, are earned, held or incurred in Canada.
28.     SUBSEQUENT EVENTS
Return of Stated Capital
On November 6, 2019, a return of stated capital of $117 million was approved.

22